UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CLAYTON HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

18418N107

(CUSIP Number)

Symphony Technology II GP, LLC 4015 Miranda Avenue Palo Alto, California 94304 Telephone: (650) 935-9500

with copies to:

Steve L. Camahort, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, CA 94111
Telephone: (415) 984-8700

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

October 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC 01-0586867

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,899,589 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 1,899,589 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,899,589 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P. 01-0586852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,899,589 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 1,899,589 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,899,589 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,899,589 (1)

	9.	Sole Dispositive Power 0

CUSIP No. 52078P102

10.	Shared Dispositive Power 1,899,589 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,899,589 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.0% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)The reported securities are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”). Symphony Technology II GP, LLC (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner. Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP. By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above. Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2 below) on October 5, 2007 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Schedule 13D and the Exhibits and Schedule attached to the Schedule 13D is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 3.    Source and Amount of Funds or Other Consideration

                Item 3 of the Schedule 13D is amended and restated in its entirely as follows:

                “In a series of transactions completed on October 16, 2007, Symphony acquired 1,889,589 shares of Common Stock for approximately $14,614,013 in investment capital.”

Item 5.    Interest in Securities of the Issuer.

                (a) Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

                “The Reporting Persons may be deemed to beneficially own an aggregate of 1,889,589 shares of Common Stock (the “Shares”).

                The Company has reported on its Quarterly Report on Form 10-Q for the period ended June 30, 2007, that there were 21,111,969 shares of Common Stock issued and outstanding as of July 31, 2007. The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 9.0% of the outstanding shares of Common Stock as of July 31, 2007. The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

                By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

                (c) Item 5(c) of the Schedule 13D is amended and restated in its entirety as follows:

                “The following chart reflects the transactions in the Shares effected by the Reporting Persons during the past sixty days, all of which were effected on the open market through various brokerage entities:

Name	Trade Date	Quantity	Price Per Share
Symphony	08/01/07	50,000	6.070
Symphony	08/13/07	100,000	6.020
Symphony	08/14/07	20,986	6.250
Symphony	08/15/07	50,000	6.651
Symphony	08/17/07	24,908	6.755
Symphony	08/21/07	2,200	6.800
Symphony	08/23/07	50,000	7.536
Symphony	08/24/07	46,448	7.483

Symphony	08/27/07	1,125	7.500
Symphony	08/28/07	36,374	7.595
Symphony	08/28/07	1,302	7.488
Symphony	08/29/07	49,648	7.600
Symphony	08/31/07	13,626	7.599
Symphony	09/10/07	100,000	7.910
Symphony	09/11/07	54,075	8.000
Symphony	09/12/07	16,795	8.000
Symphony	09/13/07	29,130	7.991
Symphony	09/17/07	100,000	8.000
Symphony	09/18/07	88,030	7.857
Symphony	09/19/07	11,970	8.000
Symphony	09/20/07	100,000	8.000
Symphony	09/24/07	30,819	7.666
Symphony	09/25/07	136,230	7.730
Symphony	09/26/07	63,588	7.962
Symphony	09/27/07	5,006	8.000
Symphony	09/28/07	18,103	8.000
Symphony	10/01/07	17,759	7.998
Symphony	10/03/07	26,874	8.000
Symphony	10/04/07	143,093	8.017
Symphony	10/05/07	58,895	8.049
Symphony	10/08/07	66,682	8.027
Symphony	10/08/07	100,000	8.037
Symphony	10/09/07	100,000	7.975
Symphony	10/10/07	77,033	7.745
Symphony	10/11/07	22,967	7.743
Symphony	10/12/07	6,911	7.783
Symphony	10/15/07	34,745	7.799
Symphony	10/16/07	26,471	7.776
Symphony	10/22/07	17,796	7.053

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2007
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Member

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Member

ROMESH WADHWANI

/s/ Romesh Wadhwani
Name: Romesh Wadhwani